TAHOE RESOURCES ANNOUNCES ORGANIZATIONAL CHANGE

VANCOUVER, British Columbia – June 12, 2018 – Tahoe Resources Inc. ("Tahoe" or the "Company") (TSX: THO, NYSE: TAHO) today announced that Ronald W. Clayton will retire as President, CEO and director of the Company, effective June 15, 2018, and that current director, James S. Voorhees will assume the position of President and CEO. Mr. Voorhees has been a director of the Company since its inception in 2010, and he will remain on the Board following this appointment.

“I wish to thank Ron for his countless contributions to Tahoe,” said Kevin McArthur, Executive Chair of Tahoe. “His legacy includes the permitting, construction and start-up of our world class Escobal Mine in Guatemala which has underpinned the success of the Company and remains a key to our future growth. Ron has also been integral to our advancements in Peru and Canada. We wish him all the best in his future endeavors.”

Jim Voorhees is a mining engineer with over 30 years of experience in mine design, permitting, construction, operations and management of numerous properties in jurisdictions throughout the world. He has been an active participant on Tahoe’s Board of Directors from the Company’s inception. As Vice President and Chief Operating Officer of Glamis Gold Inc., Jim led that company’s mine-building successes from 1999 until the Goldcorp merger in 2006, including the San Martin, Marigold, El Sauzal, Marlin and Peñasquito mines. Prior to Glamis, Mr. Voorhees held various operating and executive positions with Newmont and other predecessor companies.

Mr. McArthur continued, “Given Jim’s broad industry experience and his role as a founding director of Tahoe, he is uniquely qualified and prepared to lead the Company into the future. As a director, Jim has worked very closely with our Board and management team, particularly in his position as the Chair of the Health, Safety, Environment and Communities Committee. I look forward to working with him closely over the coming months.”

Mr. Voorhees stated, “I am eager to take on this significant role at Tahoe at such an important time, and look forward to working with the entire Tahoe team to create lasting shareholder value. We will be focused on the restart of operations at Escobal at the earliest opportunity, as well as continuing to optimize performance and value at our growth projects and gold operations.”

About Tahoe Resources Inc.
Tahoe’s strategy is to responsibly operate mines to world standards and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the GDX and Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

For further information, please contact:

Tahoe Resources Inc.
Alexandra Barrows, Vice President Investor Relations
investors@tahoeresources.com
Tel: 775-448-5812